Mail Stop 0308

							November 16, 2004


Scott Gallagher
Chief Executive Officer
FTS Apparel, Inc.
1049c Oxford Valley Rd.
Levittown, PA  19057


	RE:	FTS Apparel, Inc.
		Item 4.01 Form 8-K filed November 9, 2004
            	File No. 0-24829


Dear Mr. Gallagher:

	    We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. Item 304(a)(1) of Regulation S-B requires you to provide disclosures with respect to a change in accountants for the two most recent fiscal years; however, you have only provided this information for the most recent fiscal year and subsequent interim period.
Please revise the filing to provide disclosures with respect to disagreements and audit reports covering two fiscal years. If you believe two-year disclosure is not applicable please tell us why and revise the filing to explain the particular facts and circumstances.
2. Please revise to include the letter from your former accountant as an exhibit to an amended filing.
3. We note that you printed the name FTS Group, Inc. on the cover of your filing. Our records indicate that your name is FTS Apparel, Inc. Please either correct the name on your amended filing or tell us why the name you use is correct.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


FTS Apparel, Inc.
November 16, 2004
Page 2




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


 	Any questions regarding the above should be directed to me at
(202) 942-1809, or in my absence to Robert Benton at (202) 942-1811.

							Sincerely,



							Robert Burnett
						            Staff Accountant